PROCTOR360 INC

Profit and Loss
January - December 2022

	TOTAL
Income	
Interest Income	89.87
Investment Income	325,879.92
Sales of Product Income	128,545.38
Services	20,255.93
Total Income	**$474,771.10**
GROSS PROFIT	**$474,771.10**
Expenses	
Advertising & Marketing	60,532.90
Bank Charges & Fees	208.00
Business Development	8,150.00
Communication	1,512.73
Conference fee	3,820.00
Contractors	145.00
Dues & subscriptions	923.00
Insurance	2,057.47
Job Supplies	3,585.82
Legal & Professional Services	84,756.67
Meals & Entertainment	535.70
Miscellaneous expenses	1,937.19
Office Supplies & Software	29,729.77
Other Business Expenses	81.06
Payroll Tax Expenses	19,511.62
Payroll Wage Expenses	178,281.71
Printing and Stationery	2,063.28
Reimbursable Expenses	865.97
Rent & Lease	6,900.00
Repairs & Maintenance	300.00
Research & Development	58,436.95
Shipping , Freight and Delivery	389.86
Taxes & Licenses	600.00
Travel	10,873.82
Total Expenses	**$476,198.52**
NET OPERATING INCOME	**$ -1,427.42**
NET INCOME	**$ -1,427.42**